FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2005 and 2006 are as follows:

	2005 ThU.S.$	2006 ThU.S.$
Assets
Current assets	1,332,596	1,450,653
Property, plant and equipment	4,879,518	5,548,162
Other assets	270,035	75,689

Total assets	6,482,149	7,074,504

	2005 ThU.S.$	2006 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	468,450	392,043
Long-term liabilities	1,915,151	2,345,459
Minority interest	9,217	12,705
Shareholders’ equity	4,089,331	4,324,297

Total liabilities and shareholders’ equity	6,482,149	7,074,504

Total assets increased by 9.1%, or U.S.$592 million, from March 31, 2005 to March 31, 2006. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$354 million from March 31, 2005 to March 31, 2006. This increase is mainly attributable to an increase in net bank borrowings of U.S.$61 million and an increase of U.S.$234 million in bonds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2005	12/31/2005	03/31/2006
Current ratio	2.84	3.39	3.70
Acid ratio	1.66	1.88	2.01

The increase in the current ratio from 2005 to 2006 is primarily attributable to a decrease in current liabilities for payments related to the bond obligations’ short-term maturity.

The increase in the current acid ratio from 2005 to 2006 is attributable to a decrease in current liabilities.

Debt indicators	03/31/2005	12/31/2005	03/31/2006
Debt to equity ratio	0.58	0.65	0.63
Short-term debt to total debt	0.20	0.16	0.14
Long-term debt to total debt	0.80	0.84	0.86
Financial expenses covered	5.85	4.63	4.88

The debt ratio was 0.58 and 0.63 at March 31, 2005 and March 31, 2006, respectively.

Current liabilities went from 20% of total liabilities at the end of March 31, 2005 to 14% of total liabilities at the end of March 31, 2006, due to the payment of the short-term bond debt at the end of the year 2005.

The ratio of financial expenses covered decreased from 5.85 points to 4.88 points in 2006. The decrease is attributable to an increase in financial expenses in 2006 and a lower net income in 2006.

Operational ratios	03/31/2005	12/31/2005	03/31/2006
Inventory turnover	0.50	2.19	0.56
Inventory turnover (excluding forests)	0.86	3.79	0.93
Inventory permanence (days)	180.69	164.72	159.55
Inventory permanence (excluding forests)	104.05	95.05	96.49

The ratio of inventory turnover increased from 0.50 at March 31, 2005 to 0.56 points at March 31,2006. The increase is primarily attributable to an increase in sales volume during the first quarter of 2006 in relation to the previous year. For this reason, the inventory permanence ratio decreased during the period ended March 31, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2005 ThU.S.$	12/31/2005 ThU.S.$	03/31/2006 ThU.S.$
Pulp	251,356	991,412	261,102
Sawn timber, cut wood, plywood and fiber panels	272,955	1,237,288	341,660
Forestry products	16,206	88,478	19,610
Other	11,238	56,411	17,571

Total operating income	551,755	2,373,589	639,943

Operating costs	03/31/2005 ThU.S.$	12/31/2005 ThU.S.$	03/31/2006 ThU.S.$
Timber	71,707	310,712	104,130
Forestry work	41,324	199,307	53,070
Depreciation	34,767	158,569	40,792
Other costs	106,950	551,242	144,337

Total operating costs	254,748	1,219,830	342,329

Analysis of Operating Income

Operating income includes net income of U.S.$169 million during the three-month period ended March 31, 2006 compared to U.S.$194 million during the three-month period ended March 31, 2005, a decrease of U.S.$25 million, primarily due to an increase in costs of sales and administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$38 million during the three-month period ended March 31, 2005, compared to a non-operating loss of U.S.$28 million during the three-month period ended March 31, 2006. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Exchange rate	12
Financial expenses	(4)
Others	2

Increase non-operating loss	10

The financial expenses were primarily attributable to the increase in bank obligations and public liabilities for bond issues.

The negative balance in the current exchange rate is attributable to the devaluation of the Chilean peso and the valuation of the euro against the U.S. dollar.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	03/31/2005	12/31/2005	03/31/2006
Equity yield	3.23	10.62	2.68
Asset performance ratio	1.94	6.58	1.66
Operating asset ratio	3.24	10.15	2.57
Income per share (U.S.$)	1.11	3.87	0.99
EBITDA *	225,026	589,181	222,087
Income after tax (ThU.S.$)	124,741	432,935	111,824

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	193,636	806,489	169,497
Financial expenses ThU.S.$	(32,295)	(123,453)	(36,771)
Non-operating expenses ThU.S.$	(37,924)	(84,471)	(27,770)

3.	MARKET SITUATION

Pulp

During the first quarter of 2006, pulp prices experienced a moderate but sustained increase.

The increase is partly due to the demand for pulp in the Asian markets. In particular, the People’s Republic of China sustained strong activity levels in its paper industry, which has experienced significant growth. The sustained growth of the economy of the United States also contributed to the increase in pulp prices. However, the European market experienced problems during this period, primarily due to an excess in supply of paper, which has delayed the industrial sector’s capacity to absorb price increases for raw products.

The closure of certain pulp production plants in Canada and the United States had a positive effect on the world pulp market. These plants primarily produced long fiber pulp and their closure resulted in a greater demand for substitute fibers, such as the radiata pine fiber produced by Arauco.

Arauco has an approximately five percent share in the global market for pulp.

Arauco’s competition in the long fiver world market is predominantly concentrated in Canada, United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The outlook for 2006 is positive, due to an increased demand for wood in the timber markets.

During the first quarter of 2006, sales were positive in Mexico, Latin America, Chile and the United States. Sales in the Middle East and China were lower than anticipated.

Increased supply and in the inventory of distributors affected the molding market in the United States during 2005, which caused prices to decrease. Prices began to increase by the end of 2005 due to the exit of certain Chilean and Brazilian producers from the market. Prices have increased close to 40% when compared to the lowest number in 2005. The outlook for the remainder of 2006 is positive.

Additionally, the reduction of maritime fleets is having a positive impact on our export returns.

Panels

Toward the end of 2005, Paneles Arauco obtained a Certification of its Chain of Custody (Certificación de su Cadena de Custodia) for its production of plywood. Consequently, beginning on January 2006, production for this line of products is endorsed by the Program for the Endorsement of Forest Certification Schemes (PECF), an internationally-recognized environmental certification. With this certification, our clients are assured that our products are derived from sustainable plantations in accordance with international standards.

The demand for plywood in the markets in which we participate has remained stable, with a small decrease in prices. On the other hand, our development in the retail channels in the United States has been consolidated, thus generating new opportunities for growth. In Europe, our outlook is positive, particularly due to difficulties experienced by our competitors in Indonesia and Malaysia to guarantee their supply.

During the first quarter of 2006, demand for MDF, Aglomerado and Hard Board has increased, particularly due to the growth of the furniture market in Latin America. Therefore, average prices for these products during the second quarter of 2006 will be higher than planned. Paneles Arauco has concentrated its operations within fewer countries and clients in order to meet this increase in demand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

During the first quarter of 2006, the North American market for MDF Moldings experienced a lower demand than anticipated. This decrease in demand did not result in an accumulation of MDF inventory, due to the large demand in the MDF panel market.

All the panel plants are producing at full capacity and operational improvements continue.

The plans to expand plywood lines in the Nueva Aldea plant from 210,000 m3 to 450,000 m3 continue as planned.

Nueva Aldea Project (formerly known as Itata)

The Nueva Aldea project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production during its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	03/31/2005 ThU.S.$	12/31/2005 ThU.S.$	03/31/2006 ThU.S.$
Operating cash flow	176,882	801,424	168,547
Cash flow from financing activities	77,927	54,564	(17,646)
Cash flow from investment activities	(328,659)	(862,755)	(159,707)

Net cash flow for the period	(73,850)	(6,767)	(8,806)

The increase in operating cash flow to U.S.$168 million in 2006 from U.S.$177 million in 2005 was due to an increase in trade accounts receivable, partially offset by an increase in payments to suppliers and interest and income taxes paid.

The net positive cash flow from financing activities of U.S.$18 million was due to a net increase in bank borrowings in 2006.

The variation in cash flow from investment activities is largely due to the impact of an increase in investments in related companies in 2005, particularly due to acquisitions from Louis Dreyfus in Brazil.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2006, a relation between fixed rate debts and total consolidated debt of approximately 74%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
ASSETS	2005 ThU.S.$	2006 ThU.S.$
CURRENT ASSETS :
Cash	14,274	21,944
Time deposits	48,965	33,479
Marketable securities (note 3)	234,476	275,767
Trade accounts receivable (note 4)	336,986	298,755
Notes receivable	5,734	5,443
Other receivables	29,820	29,588
Notes and accounts receivable from related parties (note 18)	1,953	4,630
Inventories (note 5)	515,758	604,601
Recoverable taxes	56,980	72,616
Prepaid expenses	37,397	57,136
Other current assets	50,253	46,694

Total current assets	1,332,596	1,450,653

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	407,142	471,510
Forests	2,120,228	2,222,688
Buildings and other infrastructure	1,698,408	1,857,494
Machinery and equipment	1,720,407	2,015,577
Other	776,106	1,033,947
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,911,542)	(2,121,823)

Net property, plant and equipment	4,879,518	5,548,162

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	213,976	82,119
Investments in other companies	234	253
Goodwill (note 8)	8,192	5,557
Negative goodwill (note 8)	(17)	(71,609)
Long-term receivables	11,050	17,547
Intangibles	622	721
Amortization	(260)	(338)
Other (note 9)	36,238	41,439

Total other non-current assets	270,035	75,689

Total assets	6,482,149	7,074,504

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2005 ThU.S.$	2006 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	39,458	35,099
Current portion of long-term bank borrowings (note 14)	1,834	73,408
Current portion of bonds (note 12)	186,031	20,524
Current portion of other long term liabilities	473	474
Dividends payable	1,444	1,642
Trade accounts payable	122,075	154,973
Notes payable	—	3,183
Sundry accounts payable	5,981	14,450
Notes and accounts payable to related companies (note 18)	2,856	2,681
Accrued liabilities (note 13)	35,904	57,441
Withholding taxes	7,191	16,745
Income tax payable	62,691	4,802
Deferred income	896	4,730
Deferred taxes	901	118
Other current liabilities	715	1,773

Total current liabilities	468,450	392,043

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	503,606	496,997
Bonds (note 12)	1,282,500	1,682,500
Sundry accounts payable	5,309	4,512
Accrued liabilities	16,097	24,578
Deferred tax liabilities (note 15)	102,226	95,341
Other long-term liabilities	5,413	41,531

Total long-term liabilities	1,915,151	2,345,459

Minority interest (note 23)	9,217	12,705

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,420,381	1,438,514
Retained earnings	2,276,964	2,489,365
Provisory dividends	(86,833)	(69,343)
Net income for the year	125,643	112,585

Total shareholders’ equity	4,089,331	4,324,297

Total liabilities and shareholders’ equity	6,482,149	7,074,504

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2005 ThU.S.$	2006 ThU.S.$
OPERATING INCOME:
Sales revenue	551,755	639,943
Cost of sales	(254,748)	(342,329)
Gross profit	297,007	297,614
Administration and selling expenses	(103,371)	(128,117)

Operating income	193,636	169,497

NON-OPERATING INCOME:
Interest earned	6,385	7,644
Share of net income of related companies (note 7)	1,023	1,711
Other non-operating income (note 21)	3,306	2,356
Amortization of goodwill (note 8)	(877)	(694)
Interest expenses	(32,295)	(36,771)
Other non-operating expenses (note 22)	(3,826)	(2,739)
Price-level restatement (note 1)	32	(4)
Foreign currency exchange rate (note 1)	(11,672)	727

Non-operating loss	(37,924)	(27,770)

Income before taxes, minority interest and amortization of negative goodwill	155,712	141,727
Income taxes (note 15)	(30,971)	(29,903)
Income before minority interest and amortization of negative goodwill	124,741	111,824
Minority interest (note 23)	(29)	29
Income before amortization of negative goodwill	124,712	111,853
Amortization of negative goodwill (note 8)	931	732

Net income	125,643	112,585

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
CASH FLOWS FROM OPERATING ACTIVITIES	2005 ThU.S.$	2006 ThU.S.$
Net income	125,643	112,585
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(243)	(24)
Items affecting income not involving the movement of cash:
Depreciation	36,171	42,866
Amortization of intangibles	8	9
Write-offs and provisions	930	(7)
Profit from investments accounted for under the equity method	(1,023)	(1,711)
Amortization of goodwill	877	694
Amortization of negative goodwill	(931)	(732)
Net price level restatement	(32)	4
Foreign currency exchange rate	11,672	(727)
Others	15,819	23,535
Decrease (Increase) in current assets:
Clients and debtors	(14,933)	3,060
Inventory	(11,232)	(9,794)
Other current assets	27,155	(15,167)
Increase (Decrease) in current liabilities:
Suppliers and creditors	10,318	27,871
Interest payable	(20,960)	(22,193)
Provision for income taxes	15,299	7,727
Other current liabilities	(17,656)	551

Net cash flows from operating activities	176,882	168,547

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
CASH FLOWS FROM FINANCING ACTIVITIES	2005 ThU.S.$	2006 ThU.S.$
Loans from financial institutions	78,774	156,394
Loans paid	(836)	(174,038)
Other	(11)	(2)

Net cash flow from financing activities	77,927	(17,646)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	361	45
Purchase of property, plant and equipment	(145,912)	(152,208)
Permanent investments	(180,293)	—
Capitalized interest paid	(2,748)	(7,694)
Other investments	(67)	150

Net cash flow from investment activities	(328,659)	(159,707)

Net cash flows from operating, investing and financing activities	(73,850)	(8,806)

Effect of inflation	(7,460)	1,485

Net decrease in cash and cash equivalents	(81,310)	(7,321)
Initial balance of cash and cash equivalents	356,609	338,511

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	275,299	331,190

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of March 31, 2005 and 2006 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31, 2006			Total as of March 31, 2005
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	—	—	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	—
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.17	99.82	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	—
Controladora de Plagas Forestales S.A.	—	51.40	51.40	51.09
Ecoboard S.A. (Argentina)	—	99.99	99.99	—
Ecoresin S.A. (Argentina)	—	99.99	99.99	—
Faplac S.A. (Argentina)	—	99.99	99.99	—
Flooring S.A. (Argentina)	—	60.00	60.00	—
Forestal Arauco Costa Rica S.A. (Costa Rica)	14.20	85.79	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.21	99.78	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	—
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	—
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	—
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous March 31
March 31, 2005	117.10	2.4%
March 31, 2006	121.82	4.0%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous February 28,
February 28, 2005	116.36	2.2%
February 28, 2006	121.11	4.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2005	17,198.78
March 31, 2006	17,915.66

(iv) Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At March 31,
	2005 U.S.$ 1	2006 U.S.$ 1
Chilean peso (Ch$)	585.93	526.18
Euro	0.77	0.83
Argentine peso (Ar$)	2.92	3.08
Brazilean real (R$)	2.67	2.16
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended March 31,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	349	76
Property, plant and equipment, net	(296)	(38)
Inventories	75	—
Other assets and liabilities, net	(89)	(43)

Net effect on income	39	(5)

Price-level restatement of income statement accounts	(7)	1

Credit (charge) to income by CPI	32	(4)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended March 31,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	(1,031)	754
Other assets	(13,932)	2,302
Liabilities restated by foreign currency
Bank borrowings	33	(321)
Trade accounts payable	2,171	2,828
Dividends payable	3	—
Other liabilities	1,084	(4,836)

Net effect on income from foreign currency	(11,672)	727

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$626 thousand and U.S.$582 thousand for the period ended March 31, 2005 and 2006, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended March 31, 2006 and 2005, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of March 31, 2006, the Company’s investments in Argentina represented 9.4% of its consolidated assets, compared to 10.7 as of March 31, 2005.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Mutual fund units	234,476	275,767

Total marketable securities	234,476	275,767

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Trade accounts receivable	345,783	307,119
Allowance for doubtful accounts	(8,797)	(8,364)

Total trade accounts receivable	336,986	298,755

As of March 31, 2005 and 2006, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Finished goods (pulp)	64,292	62,509
Finished goods (timber and panels)	126,928	157,024
Work in progress	9,534	10,479
Sawlogs, pulpwood and chips	29,502	54,931
Raw material	59,878	66,647
Forests under exploitation	208,660	232,732
Pending imports	1,331	834
Other	15,633	19,445

Total inventories	515,758	604,601

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Buildings and other infrastructure	2,580	2,468
Machinery and equipment	266	231

Total increase in value due to technical revaluation of property, plant and equipment	2,846	2,699

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	36,134	42,829
Technical revaluation	37	37

Total	36,171	42,866

Accumulated depreciation was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,846,548	2,056,682
Technical revaluation	64,994	65,141

Total	1,911,542	2,121,823

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Cost of forests	748,022	842,167
Commercial valuation increment	1,372,206	1,380,521

Total	2,120,228	2,222,688

7.	INVESTMENTS IN RELATED COMPANIES

During the first quarter of 2006, Arauco has not made any investments.

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 2.5 million was allocated to adjustment of acquired assets and U.S.$ 0.9 million to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 168 million. Pursuant to Circular Letter No. 03190, dated April 1, 2005, the Chilean Securities Commission authorized the special valuation of this investment at the value of acquisition, for the financial statements dated March 31, 2005.

In June 2005, the above mentioned investment was valued in accordance with the Chilean Securities Commission authorization in the Accountants Association of Chile’s Technical Bulletin No. 72, as a basis for determining the correct value of the assets and acquired liabilities.

Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, Arauco is conducting additional analyses of some assets that eventually will be added to the currently reported values.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of March 31,
	Percentage Participation		Investment Value		Net income of investee
	2005%	2006%	2005 ThU.S.$	2006 ThU.S.$	2005 ThU.S.$	2006 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	20,189	24,055	450	468
Inversiones Puerto Coronel S.A.	50.00	50.00	9,991	11,373	245	288
Servicios Corporativos Sercor S.A.	20.00	20.00	712	1,065	117	123
Eka Chile S.A.	50.00	50.00	24,216	27,632	211	145
Dynea Brasil S.A.	0.00	50.00	—	17,994	—	687
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	99.99	0.00	158,868	—	—	—

Total			213,976	82,119	1,023	1,711

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of March 31,
	2005		2006
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	921	11	1	—
Maderas Prensadas Cholguán S.A.	10	6	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.) (*)	—	—	190	60,492
Ecoresin S.A. (*)	—	—	344	7,071
Ecoboard S.A. (*)	—	—	197	4,046

Total negative goodwill	931	17	732	71,609

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b) Goodwill as of each period-end was as follows:

	As of March 31,
	2005		2006
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Paneles Arauco S.A.	197	393	—	—
Eka Chile S.A.	605	6,658	605	4,237
Southwoods-Arauco Lumber L.L.C.	75	825	75	525
Forestal Los Lagos S.A.	—	316	14	795

Total goodwill	877	8,192	694	5,557

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Recoverable taxes	21,308	18,617
Bond issue expenses	10,829	11,222
Discounts on bond issues	1,676	3,106
Forestry roads	—	3,990
Other	2,425	4,504

Total other non-current assets	36,238	41,439

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of March31,
	2005 ThU.S.$	2006 ThU.S.$
Total outstanding	38,231	35,099
Principal outstanding	38,187	35,000
Weighted average annual interest rate	2.39	4.81

Current bank borrowings were denominated as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Obligations in foreign currency	38,231	35,099
Obligations in local currency	—	—

Total current bank borrowings	38,231	35,099

11.	CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Current portion of bonds	186,031	20,524
Current portion of other long-term liabilities	473	474
Trade accounts payable	122,075	154,973
Accounts and notes payable to related parties	2,856	2,681
Current provisions	35,904	57,441
Sundry accounts payable and other liabilities	79,819	47,443

Total	427,158	283,536

(b) The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of March31,
	2005%	2006%
Foreign currency	71.86	44.47
Local currency	28.14	55.53

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of March 31, 2006.

The balances of the bonds were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	2,042
Yankee Bonds 2nd Issue	176,198	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	—	10,000

Total current (including accrued interest)	186,031	20,524

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	—	400,000

Total long-term	1,282,500	1,682,500

Less total accrued interest	11,031	20,524

Total principal outstanding	1,457,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005

Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

20 years ThU.S.$ 125,000

Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

20 years ThU.S.$ 125,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000

20 years ThU.S.$ 125,000

Amounts Authorized but not issued	—	—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of March 2006, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2006 (*)	20,524
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,703,024

(*)	This amount includes U.S.$20,524 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Accrual for staff vacations	5,453	8,516
Plant maintenance accrual	8,874	10,033
Standby letters of credit	384	424
Accrual for contingencies	932	—
Staff severance indemnities	991	2,427
Selling and other transportation costs provisions	4,329	6,513
Electrical expense provision	2,282	2,204
Staff salary and benefits	2,263	7,439
Forestry activity expenses	361	1,416
Pending monthly provisional payments	4,739	7,454
Chlorate Plant provision	1,312	1,377
Services and fees provision	—	1,446
Other current liabilities	3,984	8,192

Total accrued liabilities	35,904	57,441

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Balance at beginning of period	17,429	21,456
Provision during the period	(298)	35
Provision with charge to assets	67	39
Payments during the period	(186)	(202)

Balance as of period-end	17,012	21,328

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Shown in the balance sheet as:
Current	991	2,427
Long-term	16,021	18,901

Total	17,012	21,328

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of March 31, 2005		As of March 31, 2006
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	65	200,000	50,081
Tesoro Argentino (2)	U.S.$	1,606	715	1,114	806
Citigroup (Revolving Facility) (3)	U.S.$	240,000	1,054	240,000	3,860
Santander Overseas Bank Inc. (4)	U.S.$	12,000	—	10,800	1,322
Banco Alfa	U.S.$	—	—	—	4,075
Banco Alfa	R$	—	—	250	95
Banco Itau	R$	—	—	7,825	169
Banco Safra	R$	—	—	235	112
Banco Modal	R$	—	—	6,257	520
Banco Sampo	U.S.$	—	—	9,820	3,517
Banco ABN	U.S.$	—	—	1,939	1,047
Banco HSBC	U.S.$	—	—	—	4,224
DEG	Euro	—	—	6,822	2,215
IFC	U.S.$	—	—	11,935	1,365

Total long-term bank borrowings		503,606	1,834	496,997	73,408

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended March 31, 2005 and 2006 were 5.19% and 6.01%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on March 31, 2005 and 2006 was 3.39% and 5.12%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

(b) Debt distribution

As of March 31, 2005 and 2006, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c) Maturity of long-term bank borrowings

As of March 31, 2006, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2007	128,344
2008	187,380
2009	170,355
2010 and thereafter	10,198

Total	496,997

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 23,340 thousand and U.S.$23,021 thousand for the periods ended March 31, 2005 and 2006, respectively. Furthermore, Arauco established provisions for U.S.$12 thousand as of March 31, 2005 and U.S.$37 thousand as of March 31, 2006, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Income tax	(23,340)	(23,021)
Adjustment to prior year’s tax expense	(433)	—
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(12)	(37)
Deferred income tax	(7,143)	(6,802)
Amortization of complementary accounts	(43)	(43)

Total Income Tax	(30,971)	(29,903)

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2006 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2004	210,826	3,032	42,113
Balance as of December 31, 2005	196,693	23,590	38,527

Total	407,519	26,622	80,640

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation

As explained in note 1(h), as of March 31, 2005 and 2006 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of March 31, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,128	146	—	—
Deferred revenues	752	—	—	—
Accrual for staff vacations	974	—	—	—
Production costs	—	—	6,612	469
Value difference and property, plant and equipment depreciation	—	—	387	109,086
Capitalized expenses	—	—	6,553	9,876
Obsolescence reserve	631	—	—	—
Debt issue and project expenses	—	—	—	2,506
Staff severance indemnities	1,882	736	—	—
Tax loss carry forwards	2,719	4,511	—	—
Property, plant and equipment valuation	—	31,451	—	13,040
Accrual for contingencies	405	—	—	—
Plant maintenance accrual	1,367	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	3,439	750	674	1,241
Leasing assets	—	—	341	598

Total	16,385	39,682	14,567	136,816

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,380)	—	(15,316)
Valuation provision	—	(6,028)	—	—

Total	13,666	19,274	14,567	121,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation, continued

	As of March 31, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,048	149	—	—
Deferred revenues	927	83	—	—
Accrual for staff vacations	1,159	—	—	—
Production costs	—	—	7,165	—
Capitalized expenses	—	—	9,176	15,720
Value difference and property, plant and equipment depreciation	—	—	588	124,051
Staff severance indemnities	2,144	887	—	—
Debt issue and project expenses	—	—	—	2,637
Obsolescence reserve	625	—	—	—
Accrual for contingencies	253	1,544	—	—
Tax loss carry-forwards	4,656	23,645	—	—
Property, plant and equipment valuation	—	31,113	—	3,713
Plant maintenance accrual	1,319	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,547	596	814	1,996
Leasing assets	130	1,048	436	1,207

Total	20,780	59,065	18,179	149,324

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,477)	—	(5,318)
Valuation provision	—	(5,923)	—	—

Total	18,061	48,665	18,179	144,006

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$9 thousand during the period ending March 31, 2005 and U.S.$93 thousand during the period ending March 31, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At March 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	7,002	9,728
Cash and banks	Ch$	4,353	4,789
Cash and banks	Ar$	244	1,798
Cash and banks	R$	325	1,016
Cash and banks	Euro	880	1,288
Cash and banks	Mx$	835	2,173
Cash and banks	Other currencies	635	1,152
Time deposits and marketable securities	U.S.$	161,736	180,383
Time deposits and marketable securities	Ch$	11,988	3,274
Time deposits and marketable securities	R$	—	28,476
Time deposits and marketable securities	Euro	109,717	97,105
Time deposits and marketable securities	Ar$	—	8
Trade accounts receivable	U.S.$	283,396	204,066
Trade accounts receivable	Ch$	32,240	42,590
Trade accounts receivable	Ar$	2,383	12,763
Trade accounts receivable	R$	4,931	27,049
Trade accounts receivable	Euro	10,081	8,967
Trade accounts receivable	Mx$	1,013	2,230
Trade accounts receivable	Other currencies	2,942	1,090
Other accounts receivable	U.S.$	4,284	8,475
Other accounts receivable	Ch$	25,950	15,350
Other accounts receivable	Ar$	4,579	6,046
Other accounts receivable	R$	—	1,716
Other accounts receivable	Euro	53	215
Other accounts receivable	Mx$	470	467
Other accounts receivable	Other currencies	218	2,762
Inventories	U.S.$	497,270	591,541
Inventories	Ch$	18,488	13,060
Other current assets	U.S.$	63,691	53,669
Other current assets	Ch$	49,119	72,944
Other current assets	Ar$	32,410	41,872
Other current assets	R$	280	10,385
Other current assets	Mx$	25	1,208
Other current assets	Other currencies	1,058	998

Total current assets		1,332,596	1,450,653

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,836,052	5,532,461
Property, plant and equipment	Ch$	43,466	15,701
Other assets	U.S.$	237,557	40,629
Other assets	Ch$	8,998	14,623
Other assets	Ar$	22,724	20,193
Other assets	R$	69	225
Other assets	Mx$	15	17
Other assets	Other currencies	672	2

Total property, plant and equipment and other assets		5,149,553	5,623,851

Total assets		6,482,149	7,074,504

		At March 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	38,231	35,099
Current bank borrowings	Ch$	1,227	—
Current portion of long-term bank borrowings	Euro	—	2,215
Current portion of long-term bank borrowings	R$	—	896
Current portion of long-term bank borrowings	U.S.$	1,834	70,297
Current portion of bonds	U.S.$	186,031	20,524
Notes and trade accounts payable	U.S.$	28,739	38,670
Notes and trade accounts payable	Ch$	71,744	90,576
Notes and trade accounts payable	Euro	4,141	2,870
Notes and trade accounts payable	Mx$	—	536
Notes and trade accounts payable	Other currencies	4,173	1,843
Notes and trade accounts payable	R$	4,106	1,588
Notes and trade accounts payable	Ar$	9,172	18,890
Other current liabilities	U.S.$	31,415	13,171
Other current liabilities	Ch$	48,462	66,880
Other current liabilities	Euro	291	511
Other current liabilities	Other currencies	218	133
Other current liabilities	R$	402	20,133
Other current liabilities	Ar$	37,866	6,748
Other current liabilities	Mx$	398	463

Total current liabilities		468,450	392,043

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2005 ThU.S.$	2006 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	503,606	475,608
Long-term bank borrowings	R$	—	14,567
Long-term bank borrowings	Euro	—	6,822
Bonds	U.S.$	1,282,500	1,682,500
Other long-term liabilities	U.S.$	17,082	15,562
Other long-term liabilities	Ch$	107,398	94,133
Other long-term liabilities	Other currencies	661	4
Other long-term liabilities	R$	—	48,389
Other long-term liabilities	Ar$	3,695	7,715
Other long-term liabilities	Mx$	209	159

Total long-term liabilities		1,915,151	2,345,459

Total liabilities		2,383,601	2,737,502

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of March 31,
Company	Relationship	2005 ThU.S.$	2006 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Indirect	4	—	Accounts receivable
Cía. Puerto de Coronel S.A.	Affiliate	12	—	Accounts receivable
Abastible S.A.	Indirect	—	224	Accounts receivable
Eka Chile S.A.	Affiliate	1,831	3,538	Accounts receivable
Forestal del Sur S.A.	Indirect	—	72	Accounts receivable
Forestal Mininco S.A.	Indirect	—	762	Accounts receivable
CMPC Maderas S.A.	Indirect	—	28	Accounts receivable
Fundación Educacional Arauco	Affiliate	106	6	Accounts receivable

Total current assets		1,953	4,630

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	1,387	490	Accounts payable
Puerto de Lirquén S.A.	Affíliate	288	470	Accounts payable
Fantoni S.P.A.	Indirect	—	1,648	Accounts payable
Abastible S.A.	Indirect	40	—	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	10	7	Accounts payable
Compañía de Turismo de Chile Ltda.	Indirect	4	—	Accounts payable
Sigma S.A.	Indirect	1	1	Accounts payable
Cía. Puerto de Coronel S.A.	Afíliate	—	60	Accounts payable
Forestal del Sur S.A.	Indirect	1,126	—	Accounts payable
CMPC Celulosa S.A.	Indirect	—	1	Accounts payable
Entel S.A.	Indirect	—	2	Accounts payable
Sodimac S.A.	Indirect	—	2	Accounts payable

Total current liabilities		2,856	2,681

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended March 31, 2005 and 2006, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended March 31,
	2005 ThU.S.$	2006 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	5,264	3,628
Other sales	(2)	(2)
Other purchases	—	—
(b) Puerto de Lirquén S.A.:
Port services	559	1,098
(c) Abastible S.A.:
Purchases of fuel	40	323
Other purchases	—	327
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	1,594	—
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	1,006	918
(f) Portaluppi, Guzmán y Bezanilla Abogados Legal advice	173	232
(g) Eka Chile S.A. Purchase of sodium chlorate Electricity sale Other purchases	5,969 — 158	4,494 5,914 39
(h) Forestal del Sur S.A.: Purchase of wood and timber Sales of chips	353 52	370 1,691
Administrative services	—	23
Other purchases	—	4
Received rent	—	1
(i) CMPC Celulosa S.A.:
Sales timber	—	(553)
Purchase timber	—	287
Other sales	(45)	—
Other purchases	49	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

	Purchases (sales) Period ended March 31,
	2005 ThU.S.$	2006 ThU.S.$
(j) CMPC Maderas S.A.:
Purchase timber	—	358
Other purchases	95	—
Other sales	—	—
(k) CMPC Tissue S.A. :
Other purchases	—	2
(l) Dynea Brasil S.A.:
Purchase of chemical products	—	4,582
Purchase of melamine paper	—	1,862
(m) Cenelca S.A.:
Purchase of electricity	350	79
Other sales	(2)	—
(n) Empresa Dist. Papeles y Cartones S.A. Edipac:
Other purchases	12	17
(o) Empresas Copec S.A.:
Managing services	—	66
(p) Forestal Mininco S.A.:
Sales timber	—	934
(q) Sodimac S.A.:
Other purchase	—	31
Sales timber	—	(13,438)
(r) Cartulinas CMPC S.A.
Pulp sales	(14)	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Fiscal Units (“UTM”) (1 UTM = Ch$31,444 as of March 31, 2006 for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution 182 dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the fact that the notification first sent to the entity that placed the sanctioning resolution was nullified.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the Federal Defense Committee filed an indemnity demand (case 746-2005) against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

10)	The Valdivia’s Department of Health Services fined Arauco 400 UTM due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case no. 879-2004, held that the Company was not responsible and cancelled the fine. The Department of Health Services appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Department of Health Services has appealed this decision with the Supreme Court, through case no. 5,837-2005, which was rejected on March 29, 2006.

11)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 Annual Tributary Units (“UTA”) (1 UTA = 12 UTM). The Company has appealed the decision, and the matter is currently in progress.

12)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a process to determine whether to impose sanctions against Arauco arising from alleged noncompliance regarding sulfur dioxide emissions.

On November 23, 2005, Arauco presented its defenses before COREMA. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

13)	On January 25, 2006, the Health SEREMI commenced a proceeding against the Company, arising from a fatal accident in January 2006 involving Luis Alejandro Barrios Álvarez, an employee of the German Engineering company working in the Valdivia project. The proceeding is currently pending resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation related to the aforementioned turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

3)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. The proceeding is currently in progress.

3)	On April 10, 2006, the Company was notified of a protection proceeding filed by Víctor Alejandro Beltrán Flores. The protection proceeding requests certain security and prevention measures that would guarantee the life and physical integrity of employees working on the Celulosa Nueva Aldea plant construction. This proceeding is currently in progress.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a demand for an injunction brought by Álvaro Santa María Prieto and Alejandro Lagos Letelier in the Juzgado de Letras of Constitución, the civil and criminal court of first instance, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	On March 23, 2006, Rosalía Arellano Márquez, President of the Independent Workers Syndicate of Mariscadores de Orilla of Constitución, filed a protection proceeding in connection with the riles discharge that resulted from the construction of a submarine emissary. Construction of the submarine emissary was approved by the Regional Environmental Commission of the Seventh Region on February 7, 2006. This proceeding is currently in progress.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$111,130 thousand, and have been recorded in the consolidated financial statements.

As of March 31, 2006, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of March 31, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended March 31, 2005 and 2006 are as follows:

March 31, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividends paid	—	—	—	—	—	—	—
Forestry reserve	—	—	(34,526)	—	—	—	(34,526)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(512)	—	—	—	(512)
Conversion adjustment related to subsidiaries	—	—	(4,327)	—	—	—	(4,327)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	125,643	125,643

Balance as of March 31, 2005	347,551	5,625	1,420,381	2,276,964	(86,833)	125,643	4,089,331

March 31, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	—	—	—	—
Forestry reserve	—	—	(34,642)	—	—	—	(34,642)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(275)	—	—	—	(275)
Conversion adjustment related to subsidiaries	—	—	(2,473)	—	—	—	(2,473)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—		—	—	112,585	112,585

Balance as of March 31, 2006	347,551	5,625	1,438,514	2,489,365	(69,343)	112,585	4,324,297

The number of shares authorized, issued and outstanding as of March 31, 2005 and 2006 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Reimbursement of customs duties	1,164	1,210
Rental income	203	393
Insurance recoveries	572	233
Gain on sale of energy	64	30
Sale of materials and others	149	—
Reverse on sale expense provision of the previous year	—	284
Utility sale of property, plant and equipment	243	24
Other income	911	182

Total other non-operating income	3,306	2,356

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Other depreciation and amortization	152	159
Write-off of damaged forest	141	91
Donations	55	117
Project expenses	185	227
Provision for uncollectible accounts receivable	12	49
Legal expenses	21	64
Taxes	853	850
Sales expenses adjustment for the previous year	1,534	—
Other expenses	873	1,046
Indemnities	—	136

Total other non-operating expenses	3,826	2,739

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	208	192
Forestal Arauco S.A.	1,706	1,730
Forestal Cholguán S.A.	4,744	4,905
Controladora de Plagas Forestales S.A.	185	192
Forestal Los Lagos S.A.	2,374	4,872
Flooring S.A.	—	814

Total	9,217	12,705

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	(5)	(3)
Forestal Arauco S.A.	(23)	(17)
Forestal Cholguán S.A.	(56)	(39)
Controladora de Plagas Forestales S.A.	1	10
Forestal Los Lagos S.A.	54	68
Flooring S.A.	—	10

Total	(29)	29

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended March 31, 2006 and 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

Sanctions received during 2006:

1)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a proceeding to determine Arauco’s responsibility and possible sanctions with regard to atmospheric emissions of sulfur dioxide.

Arauco appeared before the COREMA on November 23, 2005. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

2)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM.

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM.

b)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Nueva Aldea’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended March 31, 2005 and 2006 were U.S.$ 624 thousand and U.S.$ 702 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As of March 31,
	2005 ThU.S.$	2006 ThU.S.$
Stamp tax	5,123	4,084
Underwriters commission	4,477	5,330
Risk evaluation	57	45
Accounting advice	14	9
Printing costs	82	66
Legal advice	480	1,677
Repayment of bonds	3,060	2,586
Other	180	245

Total bond issue costs	13,473	14,042

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	56,80 million	2006
Property, plant and equipment investment	U.S.$	8,10 million	2007
Property, plant and equipment investment	U.S.$	2,30 million	2008
Nueva Aldea (formerly named the Itata Mill) construction project	U.S.$	121,50 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2006

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2006.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$9,251 thousand (U.S.$2,754 thousand in 2005). Estimated future cost: U.S.$56,877 thousand (U.S.$2,089 thousand in 2005).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$7,009 thousand. Estimated future cost: U.S.$1,532 thousand.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$268 thousand (U.S.$17 thousand in 2005). Estimated future cost: U.S.$804 thousand (U.S.$68 thousand in 2005).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2006 these subsidiaries paid U.S.$156 thousand (U.S.$95 thousand in 2005) in relation to the system and anticipate that an additional U.S.$67 thousand (U.S.$63 thousand in 2005) will be spent.

28.	SUBSEQUENT EVENTS

No events have occurred since March 31, 2006 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V. Controller	Matías Domeyko C. Chief Executive Officer

Press Release April 25th, 2006 Celulosa Arauco y Constitución S.A., 2006 first quarter results. • Arauco’s net consolidated income as of March 31, 2006 reached US$113 million, an increase of 28.5% compared to the previous quarter, primarily as a result of a higher operating income. • Arauco’s consolidated sales as of March 31, 2006 increased 16% compared to the same period of 2005, reaching US$640 million. • First quarter consolidated EBITDA reached US$235 million, a 19.4% increase from the EBITDA obtained in the fourth quarter of 2005. • The increase in the EBITDA Margin of the first quarter of 2006 compared with the previous quarter is due to an increase in the operating income explained by lower cost of sales. •During the first quarter of 2006 the capital expenditures were US$152 million, mainly explained by the ongoing construction of the Nueva Aldea pulp mill. The decrease compared with the US$235 million during the previous quarter is mainly explained by the Faplac mill acquisition in Argentina during the fourth quarter of 2005. KEY FIGURES US$ Millon Q1 2005 Q4 2005 Q1 2006 Var. % Sales 552 631 640 1,4% Operating Margin 297 268 298 10,9% Operating income 194 136 169 24,8% EBITDA 242 197 235 19,4% Net income 126 88 113 28,5% Net Financial Debt 1.716 1.999 1.977 -1,1% Capitalization 6.103 6.585 6.633 0,7% EBITDA Margin 43,9% 31,2% 36,7% ROCE 10,3% 6,8% 8,1% * EBITDA = Operating Income + Depreciation + Stumpage ** Capitalization = Financial Debt + Equity 2 CONSOLIDATED INCOME STATEMENT ANALYSIS 6 CONSOLIDATED BALANCE SHEET ANALYSIS 8 SUBSEQUENT EVENTS 9 FINANCIAL STATEMENTS

Press Release	April 25th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco’s consolidated sales for the first quarter of 2006 reached US$640 million, a 16% increase compared to the same period of 2005. The increase in consolidated sales is mainly explained by a growth in sales of panels due to the consolidation of revenues from our March 2005 acquisition in Brazil and our October 2005 acquisition in Argentina.

The breakdown of sales by product is presented in Figure 1.

During the first quarter of 2006, sales revenue reached US$640 million, a 1.4% growth over the previous quarter. The increase of sales registered between the fourth quarter of 2005 and the first quarter of 2006 was the result of higher pulp sales, partially offset by lower sales from panels (Figure 2).

Panel sales decreased 6.3% compared to the previous quarter, totalling US$168 million. This is mainly explained by a higher inventory reduction during the fourth quarter of 2005 compared with the first quarter of 2006, generating a decrease in sales volume. This was partially offset by an increase in average prices of 4%.

Pulp sales reached US$261 million during the first quarter 2006, a 8.2% increase compared to the previous quarter. This growth in sales was due to an increase in average prices of 4.4% and a 3.7% increase in sales volume.

The increase in pulp prices is mainly explained by the reduction of market pulp supply due to the closure of pulp mills in North America.

2

Press Release	April 25th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawmill sales reached US$174 million during the first quarter of 2006, a 1.1% decrease compared to the previous quarter. This variation was principally due to a higher reduction of inventory during the fourth quarter of 2005 compared with the first quarter of 2006, generating a decrease in sales volume. This was offset by a 8.8% increase on average prices.

Production during the first quarter of 2006 increased 9.8% in pulp and 7.6% in panels and decreased 7.7% in sawn timber products, as compared with the fourth quarter of 2005 (Figure 3). The increase in panels production was mainly due to the consolidation of operations of the recently acquired Faplac mill in Argentina.

The increase in pulp production is mainly explained by the annual maintenance stoppage of the pulp mills during the previous quarter.

Cost of sales decreased 5.6%, from US$363 million during the fourth quarter of 2005, to US$342 million during the first quarter of 2006. Primarily as a result of a decrease in volume sales of sawn timber and panels and a decrease in the cost of forestry management, maintenance costs, non wood raw materials and indirect costs.

Selling and administrative expenses decreased 3.3% during the first quarter of this year due to a reduction in sales volume and a decrease in shipping costs resulting from a relative excess of supply in the shipping industry.

Consolidated first quarter 2006 EBITDA increased 19.4% compared to the fourth quarter 2005, reaching US$235 million, primarily as a result of an increase in pulp and sawn timber EBITDA, principally due to an increase in average prices, which was partially offset by an decrease in forestry EBITDA (Figure 4)

3

Press Release	April 25th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

The increase in interest expense in the first quarter of 2006 from US$ 35.1 million to US$ 36.7 million with respect to the fourth quarter of 2005 was primarily the result of an increase of 1.2% in the average financial debt and an increase in the LIBOR rate.

4

Press Release	April 25th, 2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Consolidated Net Income for the first quarter of 2006 reached US$113 million, an increase of 28.5% when compared to the previous quarter (Figure 6). This increase in net income is mainly explained by an increase in sales volume and pulp prices and a reduction in costs of forestry management, non wood raw materials and maintenance costs. Non-Operating Income increased 7.9% due to a reduction in Other non Operating Expenses and an increase in Foreign exchange gains as a result of the appreciation of the Euro with respect to the US dollar.

5

Press Release	April 25th, 2006

CONSOLIDATED BALANCE SHEET ANALYSIS

Current assets decreased 0.9% during the first quarter of 2006 compared to the previous one principally due to a decrease in other receivables .

Fixed assets increased 1.0% in the first quarter of 2006 compared to the fourth quarter of 2005. This was mainly explained by an increase in other fixed assets partially offset by an increase in accumulated depreciation.

Liabilities decreased 1.2% during the first quarter of 2006 compared to the fourth quarter of 2005. This is mainly explained by lower current bank borrowings, current portion of bonds and trade accounts payable.

Arauco’s shareholders equity at the end of the first quarter of 2006 reached US$4.3 billion, increasing 1.8% compared to the fourth quarter of 2005, due to the increase in Net Income.

FINANCIAL DEBT

US$ million	Q1 2005	Q4 2005	Q1 2006
Short term Debt	39,9	52,5	35,6
Short-term portion of long-term debt	187,9	104,1	93,9
Long term financial debt	1.786,1	2.179,6	2.179,5

TOTAL FINANCIAL DEBT	2.013,9	2.336,1	2.309,0

Cash & equivalents	297,7	336,8	331,2

NET FINANCIAL DEBT	1.716,2	1.999,3	1.977,8

6

Press Release	April 25th, 2006

CONSOLIDATED BALANCE SHEET ANALYSIS

Main Financial Ratios of Arauco:

	Q1/05		Q1/06
FINANCIAL RATIOS

Profitability
Gross margin	53,8%		46,5%
Operating margin	35,1%		26,5%
EBITDA margin	44,5%		36,7%
ROA (EBIT / Average Total Assets)	12,1%		9,6%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	10,3%		8,1%
ROE (Net Income / Average Equity)	12,4%		10,5%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	9,5	x	8,1	x
Interest Coverage Ratio (EBITDA / Gross Interest)	7,6	x	6,4	x
Average Net Financial Debt / EBITDA	1,7	x	2,1	x
Total financial debt / Total Capitalization	33,0%		34,8%
Net financial debt / Total Capitalization	28,1%		29,8%
Total financial debt / Equity	49,2%		53,4%
Net financial debt / Equity	42,0%		45,7%

7

Press Release	April 25th, 2006

SUBSEQUENT EVENTS

On April, 2006, The Nueva Aldea Pulp Mill initiated the stage of pre-operational test.

Positive results came out last April 18th from the audit done by the Environmental Authorities to the pre-operational test stage of the main equipments of the Nueva Aldea pulp mill.

The project is with a 94% of advance and the beginning of production is expected for the second half of 2006, with an annual production capacity of 856.000 ton.

On March, 2006 Alto Paraná inaugurated its new headquarters.

At the end of March Alto Paraná S.A, branch of the Arauco Group in Argentina, moved its central offices to the building recently acquired in the province of Buenos Aires.

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, that could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

8

Press Release	April 25th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1/05	Q1/06
Net Sales	551,8	639,9
Cost of sales	(254,7)	(342,3)

Gross margin	297,0	297,6

Selling and administrative expenses	(103,4)	(128,1)

Operating income	193,6	169,5

Interest Income	6,4	7,6
Income on investments in related companies	1,0	1,7
Other non operating income	3,3	2,4
Loss on investments in related companies	0,0	0,0
Goodwill Amortization	(0,9)	(0,7)
Interest expense	(32,3)	(36,8)
Other non operating expenses	(3,8)	(2,7)
Price level restatement	0,0	(0,0)
Foreign exchange gain (loss)	(11,7)	0,7

Non-operating income	(37,9)	(27,8)

Income before taxes and extraordinary items	155,7	141,7

Income taxes	(31,0)	(29,9)
Extraordinary Items	0,0	0,0

Income before minority interest	124,7	111,8

Minority interest	(0,0)	0,0

Net income after minority interest	124,7	111,9

Negative goodwill amortization	0,9	0,7

Net income for the period	125,6	112,6

EBITDA	245,7	234,6

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

Press Release	April 25th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	Q1/05	Q1/06
Cash & equivalents	297,7	331,2
Accounts receivable	337,0	298,8
Inventories	515,8	604,6
Other current assets	182,1	216,1

Total Current Assets	1.332,6	1.450,7

Total Fixed Assets	4.879,5	5.548,2

Total Other Assets	270,0	75,7

TOTAL ASSETS	6.482,1	7.074,5

Short term debt	227,3	129,0
Accounts payable	122,1	155,0
Other current liabilities	119,1	108,0

Total Current Liabilities	468,5	392,0

Long-term debt	503,6	497,0
Long-term bonds	1.282,5	1.682,5
Other long term liabilities	129,0	166,0

Total Long Term Liabilities	1.915,2	2.345,5

Minority Interest	9,2	12,7

Total Shareholder’s Equity	4.089,3	4.324,3

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	6.482,1	7.074,5

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

Press Release	April 25th, 2006

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1/05	Q1/06
Net income (loss) for the period	125,6	112,6
Results on sales of assets	(0,2)	(0,0)
Depreciation	36,2	42,9
Charges (credits) to income not affecting cash flow	27,3	21,1
Changes in assets, affecting cash flow	1,0	(21,9)
Changes in liabilities, affecting cash flow	(13,0)	14,0
Profit (loss) of minority interest	0,0	(0,0)

Net cash provided by (used in) operating activities	176,9	168,5

Debt issuance	78,8	156,4
Debt repayment	(0,8)	(174,0)
Other financing cash flow	(0,0)	(0,0)

Net cash provided by (used in) financing activities	77,9	(17,6)

Capital Expenditures	(326,2)	(152,2)
Other investment cash flow	(2,5)	(7,5)

Net cash provided by (used in) investing activities	(328,7)	(159,7)

Total positive (negative) cash flow of the period	(73,9)	(8,8)

Effect of inflation on cash and cash equivalents	(7,5)	1,5

Net increase (decrease) in cash and cash equivalents	(81,3)	(7,3)

Cash and cash equivalents at beginning of the period	356,6	338,5

Cash and cash equivalents at end of the period	275,3	331,2

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: May 5, 2006	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer